SEC FILE NUMBER	001-31451

CUSIP NUMBER	074002 10 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☑ Form 10-K	☐ Form 20-F	☐ Form 11-K

☐ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BearingPoint, Inc.

Full Name of Registrant

KPMG Consulting, Inc.

Former Name if Applicable

1676 International Drive

Address of Principal Executive Office (Street and Number)

McLean, VA 22102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     BearingPoint, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 by March 1, 2007. As previously disclosed, the Company experienced significant delays in completing its consolidated financial statements for the year ended December 31, 2005, and, in turn, has experienced significant delays in completing its consolidated condensed financial statements for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006. The Company filed its Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) on November 22, 2006. In order to complete its 2006 financial statements, the Company is performing significant substantive procedures to compensate for the material weaknesses in the Company’s internal control over financial reporting. For information about the Company’s material weaknesses, see Item 9A in the 2005 Form 10-K.
     As a result of the foregoing, the Company will not be able to file its Form 10-K for the year ended December 31, 2006 by March 1, 2007.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Judy Ethell	(703)	747-3000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   Yes ☑   No

Form 10-Q for the quarterly period ended March 31, 2006
Form 10-Q for the quarterly period ended June 30, 2006
Form 10-Q for the quarterly period ended September 30, 2006

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is not possible to state, at this time, whether there will be a significant change in the results of operations of the Company for the year ended December 31, 2006 as compared to the year ended December 31, 2005. As discussed in Part III above, a significant amount of work must be completed before the Company will be able to reasonably estimate and finalize its financial results for the three months ended March 31, 2006, June 30, 2006 and September 30, 2006 and the year ended December 31, 2006.

BearingPoint, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2007	By	/s/ JUDY ETHELL

Judy Ethell
Chief Financial Officer